Exhibit 99.1

Orchard Therapeutics Appoints Industry Veteran Alicia Secor to its Board of Directors

BOSTON and LONDON, Dec. 7, 2018 - Orchard Therapeutics (NASDAQ: ORTX), a leading commercial-stage biopharmaceutical company dedicated to transforming the lives of patients with serious and life-threatening rare diseases through innovative gene therapies, today announced the appointment of Alicia Secor to its board of directors. Ms. Secor brings more than 25 years of life sciences leadership and commercial product expertise with a particular focus in rare disease and other areas of unmet need, most recently serving as president and chief executive officer at Juniper Pharmaceuticals, Inc.

“We are thrilled to welcome Alicia to our board of directors at this pivotal time in Orchard’s development,” said Mark Rothera, president and chief executive officer of Orchard. “Alicia’s experience in leading product development from clinical trials to regulatory approvals and commercialization will be incredibly valuable to Orchard as we begin preparations for regulatory filings for our lead programs. We believe Alicia’s strategic insights and dedication to patients will support our mission to transform the lives of patients with rare diseases as Orchard advances as a global leader in gene therapy.”

From 2016 to 2018, Ms. Secor served as president and chief executive officer at Juniper Pharmaceuticals, Inc., a diversified public healthcare company where she led the successful turnaround strategy for the company resulting in a sale to Catalent, Inc. in August 2018. Prior to her role at Juniper, Ms. Secor held a number of leadership positions in the life sciences industry, including chief commercial officer at Zafgen Inc., senior vice president and chief operating officer at Synageva BioPharma Corp, and roles of increasing responsibility at Genzyme, including serving as vice president and general manager of the metabolic disease division, a business with multiple commercial products, including two orphan drugs. Ms. Secor is also a member of the board of directors at GW Pharmaceuticals, plc. and a board member of the Foundation for Prader-Willi Research. She received her B.S. in health administration from the University of New Hampshire and an MBA from Northeastern University.

“I am very pleased to join the Orchard board of directors at this exciting time,” said Ms. Secor. “I look forward to working with Orchard’s executive leadership team and board of directors to help bring the promise of transformative ex vivo lentiviral gene therapy to patients and families across multiple rare disease categories.”

About Orchard

Orchard Therapeutics is a fully integrated commercial-stage biopharmaceutical company dedicated to transforming the lives of patients with serious and life-threatening rare diseases through innovative gene therapies.

Orchard’s portfolio of autologous ex vivo gene therapies includes Strimvelis, the first autologous ex vivo gene therapy approved by the European Medicines Agency for adenosine deaminase severe combined immunodeficiency (ADA-SCID). Additional programs for primary immune deficiencies, neurometabolic disorders and hemoglobinopathies include three advanced registrational studies for ADA-SCID, metachromatic leukodystrophy (MLD) and Wiskott-Aldrich syndrome (WAS), clinical programs for X-linked chronic granulomatous disease (X-CGD) and transfusion dependent beta-thalassemia (TDBT), as well as an extensive preclinical pipeline.

Orchard currently has offices in the U.K. and the U.S., including London, San Francisco and Boston.

Forward-Looking Statements

This press release contains certain forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “anticipates,” and “future” or similar expressions that are intended to identify forward-looking statements. Forward-looking statements include express or implied statements relating to, among other things, Orchard’s expectations regarding timing of regulatory submissions for approval of its product candidates, the likelihood of approval of such product candidates by the applicable regulatory authorities, and Orchard’s ability to commercialize such product candidates, if approved. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond Orchard’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, without limitation: the delay of any of Orchard’s regulatory submissions, the failure to obtain marketing approval from the applicable regulatory authorities for any of Orchard’s product candidates, the receipt of restricted marketing approvals, or delays in Orchard’s ability to commercialize its product candidates, if approved. Orchard undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. For additional disclosure regarding these and other risks faced by Orchard, see the disclosure contained in Orchard’s public filings with the Securities and Exchange Commission.

Contacts

Corporate contact

Katie Payne

Orchard Therapeutics

+1 202-669-6786

katie.payne@orchard-tx.com

Media contact

Allison Blum, Ph.D.

LifeSci Public Relations

+1 646-627-8383

Allison@lifescipublicrelations.com